Filed by DevvStream Corp.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: DevvStream Corp.
Commission File No.: 001-40977

DevvStream, Southern, and Frontline BioEnergy to Advance Biomass-to-Jet Development and Environmental-Asset Monetization

SACRAMENTO, California, January 28, 2026 — DevvStream Corp. (Nasdaq: DEVS) (“DevvStream” or the “Company”), a leading carbon management and environmental-asset monetization firm, today announced that it has signed a term sheet (the “Term Sheet”) with Southern Energy Renewables, Inc. (“Southern” or “SER”) and Frontline BioEnergy, a trade name of Frontline Group LLC (“Frontline”), that outlines an expanded collaboration to support the development and de-risking of Southern’s planned biomass-to-fuels and chemicals platform in Louisiana.

The collaboration is designed to accelerate technical validation and commercialization by expanding Frontline’s existing clean-syngas process demonstration unit at its Nevada, Iowa headquarters with two additional pilot-scale capabilities: a syngas-to-methanol process demonstration unit (“MeOH PDU”) and a methanol-to-hydrocarbons process demonstration unit (“MTH PDU”). These units are intended to support the production of bio-methanol and the conversion of methanol into sustainable aviation fuel (“SAF”) and other hydrocarbon products, generating operational data that Southern expects to apply to engineering, feedstock qualification, and project execution for its proposed Louisiana commercial development pathway, as well as to support the transparency of the $SAF token on Solana.

Under the Term Sheet, Southern expects to provide up to $2.05 million to fund the design, construction, and commissioning of the MeOH PDU and MTH PDU, with Frontline expected to self-perform most engineering, procurement, fabrication, and construction activities. Southern is expected to own the equipment and materials purchased with Southern funds used to construct the PDUs.

Frontline is expected to be affirmed as Southern’s exclusive gasification company and, subject to definitive agreements and performance terms, to serve as Southern’s exclusive gasification provider for a five-year period for commercial deployment. DevvStream is expected to serve as the exclusive carbon credit and environmental-asset manager for SER’s commercial projects. XCF Global, Inc. (Nasdaq: SAFX) (“XCF”) is anticipated to play a key role in the collaboration, contributing downstream fuels expertise, market and offtake insight, and execution support intended to help translate pilot scale validation into commercial deployment.

This collaboration is also intended to support the broader strategic objectives described in a recently announced binding term sheet regarding a potential three‑party merger among DevvStream, Southern, and XCF. If the three parties are able to successfully negotiate definitive agreements, DevvStream believes the Frontline pilot‑scale program can help validate Southern’s biomass‑to‑methanol and methanol‑to‑jet pathways, complement XCF’s downstream SAF production capabilities, and further de‑risk commercialization for the proposed Louisiana development pathway.

“This collaboration is designed to convert innovation into bankable execution,” said Sunny Trinh, Chief Executive Officer of DevvStream. “By pairing Frontline’s demonstrated gasification and gas-cleanup capabilities with demonstration-scale methanol and methanol-to-jet validation, we believe Southern is building a more disciplined pathway to de-risk engineering, strengthen project economics, and support a credible commercialization timeline. For DevvStream shareholders, our exclusive role in the environmental-asset layer is intended to create an additional, scalable value stream tied to project performance and market demand.”

“This term sheet advances a practical de-risking plan to generate real operating data, validate feedstocks and yields, and move toward definitive commercial agreements with a proven technology partner,” said Jay Patel, Chief Executive Officer of Southern Energy Renewables. “Frontline’s platform and experience, combined with a structured validation program and environmental-attribute strategy, is intended to strengthen our execution profile as we advance our proposed Louisiana development pathway.”

“Frontline was built to solve the hard part of biomass and waste conversion, delivering clean syngas that enables high-value fuels and chemicals,” said Jerod Smeenk, Chief Executive Officer of Frontline BioEnergy. “We’re excited about the possibility of expanding our demonstration capabilities with methanol production and methanol-to-hydrocarbons conversion, and working with Southern and DevvStream on a program intended to produce the data and operational confidence needed for commercial deployment.”

About DevvStream

DevvStream (Nasdaq: DEVS) is a carbon management company focused on the development, investment, and sale of environmental assets worldwide, including carbon credits and renewable energy certificates.

About Southern Energy Renewables
Southern Energy Renewables Inc. is a U.S.-based clean fuels, chemicals and products developer focused on advancing large-scale biomass-to-fuels projects. These projects are designed to produce carbon-negative SAF and green methanol, supported by integrated carbon capture and sequestration.

About Frontline BioEnergy
Since 2005, Frontline BioEnergy has been at the forefront of designing proprietary equipment for biomass gasification. Our world needs to explore alternatives for clean fuel and energy production to meet energy and environmental needs. Frontline develops gasification and gas cleaning technology that provides practical, cost-effective, efficient, and reliable renewable energy solutions.

Contact
DEVS@alpha-ir.com
408.365.4348

Additional Information and Where to Find It

In connection with the proposed transaction, among XCF Global, Inc. (“XCF”), Southern Energy Renewables Inc. (“Southern”), DevvStream Corp. (“DEVS”) and EEME Energy SPV I LLC (“EEME”), XCF will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain proxy statements of DEVS and XCF that also constitutes a prospectus of XCF (the “Proxy Statements/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of XCF and DEVS. XCF, DEVS and Southern may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that XCF, DEVS and Southern (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENTS/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY XCF, DEVS OR SOUTHERN WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. XCF’s and DEVS investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about XCF, DEVS, Southern, and other parties to the proposed transaction, without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by (i) XCF will be available free of charge under the tab “Financials” on the “Investors” page of the XCF’s website at https://xcf.global/investor-relations/financials/sec-filings/ or by contacting the XCF’s Investor Relations Department at safx@xcf.global and will be available free of charge under the tab “Financials” on the “Investor Relations” page of DevvStream’s website at www.devvstream.com/investors/ or by contacting DevvStream’s Investor Relations Department at ir@devvstream.com.

Participants in the Solicitation

XCF, DEVS, Southern, EEME and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from XCF’s and DEVS’ stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of (i) XCF is contained in a Current Report on Form 8-K/A, filed with the SEC on October 21, 2025, and in other documents subsequently filed with the SEC and (ii) DEVS is contained in DEVS’ proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on November 18, 2025, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act that involve substantial risks and uncertainties including statements regarding the term sheet, the proposed transactions contemplated thereby, the anticipated structure, timing and conditions of the proposed transaction, the anticipated completion of the plant conversion specified in the term sheet for the proposed transaction, the achievement of specified financial and operational milestones (including annualized blended fuel product revenues in excess of $1.0 billion and minimum annualized EBITDA of $100 million), the anticipated issuance of state-supported bonds by Southern, the  valuation  the parties are aiming to achieve following the consummation of the proposed transaction, and the expected benefits of the Transaction. All statements, other than statements of historical facts, are forward-looking statements, including statements regarding the expected timing, structure and terms of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected or targeted benefits of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by words such as “aim,” “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” “objective,” “goal,” “designed,” or the negatives of these words or other similar expressions that concern the XCF’s, DEVS’s or Southern’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, expectations, and assumptions that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those expressed or implied by such forward-looking statements.

We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Forward-looking statements are based on current expectations, estimates, assumptions and projections and involve known and unknown risks and uncertainties that may cause actual results, developments or outcomes to differ materially from those expressed or implied by such statements.  Important factors that could cause actual results, developments or outcomes to differ materially include, among others: (1) changes in domestic and foreign business, market, financial, political, regulatory and legal conditions; (2) the risk that the plant conversion specified in the term sheet for the proposed transaction is delayed, not completed on the anticipated timeline, or requires additional capital beyond current expectations; (3) the risk that XCF is unable to achieve the specified annualized revenue and EBITDA thresholds contemplated by the term sheet, which depend in significant part on XCF’s business performance, operating results, market demand, execution capabilities, and other factors; (4) the risk that Southern does not receive authorization to issue up to $400 million of bonds, that such bonds are delayed, issued on less favorable terms, or not issued at all; (5) the risk that XCF is unable to obtain or maintain compliance with applicable Nasdaq continued listing standards, including regaining compliance with $1.00 minimum bid price requirement, which could result in delisting if compliance is not regained within applicable cure periods; (6) the risk that negotiations among the parties relating to the term sheet or any contemplated definitive agreements are delayed, modified, suspended or terminated, including as a result of alleged breaches or differing interpretations of the binding provisions of the term sheet; (7) the inability of the parties to agree on mutually acceptable definitive agreements or to satisfy or waive the closing conditions contemplated by the term sheet; (8) the occurrence of events, changes or other circumstances that could give rise to the termination of the term sheet or any related negotiations, or that could result in disputes or litigation relating to the interpretation, enforceability or performance of the binding provisions of the term sheet; (9) the outcome of any legal proceedings that may be instituted against XCF, DEVS, Southern, EEME or their respective affiliates, which could be costly, time-consuming, divert management attention and adversely affect liquidity or financial condition; (10) uncertainty with respect to the scope, timing or completion of due diligence by any party and each party’s satisfaction therewith; (11) uncertainty regarding valuations, capital structure, financing arrangements, equity ownership, or the allocation of economic interests contemplated by the term sheet, including the risk that, in the event the proposed transaction closes, the parties may never achieve their aim of creating a $3.0 billion combined enterprise (as of the date hereof this statement only represents an objective that the parties intend to achieve on a future date and such objective has not in the past and may never in the future be achieved); (12) changes to the structure, timing or terms of any proposed transaction that may be required or deemed appropriate as a result of applicable laws, regulations, accounting considerations, stock exchange requirements or regulatory guidance; (13) the risk that required regulatory, governmental, stock exchange or stockholder approvals are not obtained, are delayed or are subject to conditions that could adversely affect the parties or the expected benefits of any contemplated transaction; (14) the risk that the announcement of the term sheet or the pursuit of the contemplated transactions disrupts current plans, operations or relationships of XCF, DEVS or Southern; (15) the risk that anticipated benefits of any contemplated transaction are not realized due to competition, execution challenges, market conditions, or the inability to grow and manage operations profitably; (16) costs, expenses and management distraction associated with the term sheet, negotiations, potential litigation and any contemplated transactions; (17) changes in applicable laws, regulations or enforcement priorities, including extensive regulation and compliance obligations applicable to the parties’ businesses; and (18) other economic, business, competitive, operational or financial factors beyond management’s control, including those described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in XCF’s filings with the Securities and Exchange Commission (“SEC”), including its most recent Form 10-Q and subsequent filings.

Although the term sheet provides that certain provisions are binding on the parties, it does not obligate the parties to consummate the proposed transaction. The consummation of the proposed transaction remains subject to the negotiation, execution and delivery of definitive agreements and the satisfaction or waiver of applicable closing conditions, and the term sheet may be terminated in accordance with its terms. There can be no assurance that any definitive agreements will be entered into or that the proposed transaction will be consummated on the terms described herein or at all. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are not guarantees of future performance or outcomes.

Any forward-looking statements speak only as of the date of this communication. Neither XCF, DEVS, Southern or EEME undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on DEVS’s website at www.devvstream.com/investors/ or XCF’s website at www.xcf.global/investor-relations should be deemed to constitute an update or re-affirmation of these statements as of any future date.